EXHIBIT 2
                                                                              TO
                                                                    SCHEDULE 13D

                         JOSEPH LITTLEJOHN & LEVY, INC.
                              450 Lexington Avenue
                               New York, NY 10017


                                             January 9, 2000


Board of Directors
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, MI 48167


Gentlemen:

     On behalf of Joseph Littlejohn & Levy Fund II, L.P., TSG Capital Fund II, L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., certain members of and interests associated with the Lemmerz family, Ron Cucuz, Chairman and Chief Executive Officer of Hayes Lemmerz International, Inc. (the "Company") and certain other stockholders of the Company (collectively, the "Stockholders"), I am pleased to offer to acquire all of the shares of outstanding common stock, par value $.01 per share, of the Company not currently owned by the Stockholders (the
"Shares"). The Stockholders currently own in excess of 75% of the Company's outstanding stock.

     The principal terms of our offer are as follows:

     1. The Stockholders or an entity to be formed on their behalf (in either case, the "Purchaser") would acquire the Shares pursuant to the terms of a merger agreement to be entered into between the Purchaser and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, and subject to the conditions contained therein, Purchaser or its wholly owned subsidiary would be merged with and into the Company (the "Merger") and all then outstanding shares would be converted into $21 per Share in cash.

     2. All outstanding employee options and warrants would remain outstanding, unaffected by the Merger.

     3. Consummation of the Merger would be subject to approval of the independent directors of the Company and the Board of Directors, and such other conditions as are customary for a transaction of this type.


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Hayes Lemmerz International, Inc.
January 9, 2000
Page 2



     We believe that the Company's management is supportive of this proposal.

     Of the proceeds necessary to complete this transaction, it is expected that approximately 50% will be provided by the Stockholders and the balance will be provided through additional borrowings by the Company.

     We assume that the two independent directors of the Company, Messrs. John Rodewig and Ray H. Witt will constitute a special committee to consider our offer and that such special committee will retain its own financial and legal advisors to assist in deliberation and negotiation of the Merger Agreement.

     We believe that our offer is fair to, and in the best interests of, the Company and its public stockholders. The proposed acquisition price represents an 18% premium over the price of the Shares on the New York Stock Exchange at the close of business on January 7, 2000.

     In considering our proposal, you should be aware that the Stockholders are interested only in acquiring the Shares at this time, and have no interest in selling our interest in the Company.

     We hope you will give this proposal your prompt attention. We are available to meet with you to discuss this proposal at your earliest convenience.

                               Very truly yours,

                               JOSEPH LITTLEJOHN & LEVY FUND II, L.P.

                               By: Joseph Littlejohn & Levy Associates II, L.P.,
                                   its General Partner


                               By: /s/ Paul S. Levy
                                   ---------------------------------------------
                                   Paul S. Levy
                                   General Partner